Filed by EXCO Resources, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: EXCO Resources, Inc.
Commission File No: 0-9204

        The following is a transcript of an analyst conference call hosted by EXCO Resources, Inc. (the "Company") on November 7, 2002. A digital recording will be available until November 15, 2002. Please call (800) 642-1687 and enter conference ID# 6533638 to hear the recording.

        This transcript may include forward looking statements relating to future financial results or business expectations. Business plans may change as circumstances warrant. Actual results may differ materially from those predicted as a result of factors over which the Company has no control.

        Such factors may include but are not limited to acquisitions, recruiting, and new business solicitation efforts, commodity price changes, the extent to which the Company is successful in integrating recently acquired businesses, regulatory changes and general economic conditions.

        These risk factors and additional information are included in the Company's reports on file with the Securities and Exchange Commission.

EXCO RESOURCES INC.
Moderator: Douglas Miller
11-7-02/10:00 am CT
Confirmation #6533638

EXCO RESOURCES INC.

Moderator: Douglas Miller
November 7, 2002
10:00 am CT

Operator:	Good morning, my name is (Elizabeth) and I will be your conference facilitator today. At this time I would like to welcome everyone to the EXCO Resources Third Quarter Earnings Release Conference Call. All lines have been placed on mute to prevent any background noise.

After the speakers' remarks there will be a question and answer period. If you would like to ask a question during this time, simply press star and then the number 1 on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you. Mr. Miller you may now begin the conference.
Douglas Miller:
Thank you (Elizabeth). This is Doug Miller and I'd like to welcome everybody to our third quarter conference call. What we're going to be, we have a large disclaimer that we'll be reading and then we'll be going over financials, operations and updating, put out a full disclosure on future productions. And then we'll open it up for questions. Without further ado, Doug Ramsey why don't you read the disclaimer?
Doug Ramsey:
Thanks Doug. The matters discussed in this call do not constitute an offer to purchase or a solicitation of an offer to sell shares in the company. There can be no assurances the proposed transaction discussed in this call will be accepted by the company in its proposed form or any revised form or that even if accepted that the transaction will close.

In the event that the proposed transaction is accepted by the company, the acquiring person or entity will be required to make certain other filings regarding the proposed transaction with the Securities and Exchange Commission.

Investors and security holders are advised to read all such filings regarding the proposed transaction when and if the transaction proceeds and such filings are made because they will contain important information.

Investors and security holders may obtain free copies of any such filings when and if they become available and other documents filed by the company with the Commission at the Commission's website at www.sec.gov.
Information concerning any participant and any solicitation of the company's shareholders that is made in connection with the proposed transaction will be disclosed when available.

During the conference call today we may discuss forward-looking statements relating to future financial results or business expectations. Business plans may change as certain changes warrant. Actual results may differ materially from those predicted as the result of factors over which the company has no control.

Such factors may include but are not limited to acquisitions, recruiting and new business solicitation efforts, commodity price changes, the extent to which the company is successful in integrating recently acquired businesses, regulatory changes and general economic conditions.
These risk factors and additional information are included in the company's reports on file with the Securities and Exchange Commission.
Douglas Miller:	Perfect, that was about a $5,000 legal disclaimer; larger than normal. The press release that we sent out of course has quite a few odds and ends that we will be discussing and trying to explain.
The bottom line for me and the people around here is our production increased quarter over quarter, third quarter over third quarter last year, about 40%. We consider that a great quarter.

Prices were down so our revenues were basically flat. But what I'd like to do is get into the financials and make sure we explain properly all of the either the non-cash or the cash deductions and additions. With that I'm going to turn it over to Doug Ramsey.
Doug Ramsey:	All right, thanks (Doug). For the third quarter 2002 I'm going to highlight some of the income statement information and compare that back to the second quarter of "02.

We had total revenue this quarter of $17.7 million versus $17.1 million last quarter. Net income was $804,000 versus a loss last quarter of $7.8 million. And the earnings on common stock were a loss of $510,000 this quarter versus a loss of $9.1 million last quarter.

The earnings on common this quarter translates into a per share number of $0.07 per share both on basic and diluted. The reason the diluted number doesn't get adjusted is because when you add back the dividend it becomes anti-dilutive. So under the GAAP accounting rule it remains the same as basic.

EBITDA for the quarter was $5.6 million, which was $0.61 basic, $0.45 diluted. That compares to $2.2 million last quarter. Cash flow for the quarter was $5.4 million and that's $0.77 per share basic, $0.43 per share diluted. That compares back to last quarter $5.3 million.
Now the cash flow number from operations is $5.4 million. What Greg McMichael asked at the last call and it's probably worth going through again is how we get to that $5.4 million.

Net income was $804,000. We add back the DD&A which was $4.7 million. We have an impairment charge on marketable securities this quarter of $419,000 which was a non-cash expense, so that gets added back. We had deferred income taxes of $720,000 that's an add back.

We had a loss from FAS 133 derivative ineffectiveness and being a non-cash loss that gets added back. We do have amortization of some other FAS 133 derivatives ineffectiveness that's a reduction of $27,000.

Non-cash income which shows up in the revenue from our Enron hedges was $1.6 million for the quarter, since that's non-cash income it's a deduction. And then we have a gain from foreign currency translations of $46,000 which gets deducted and that nets to the $5.4 million for cash flow from operations before changes in working capital.

The balance sheet highlights for the quarter, we had total assets at the end of the quarter just under $211 million. Consisted of $19.1 million in current assets, net oil and gas properties were just under $187 million. On the liability side we had current liabilities of $27.8 million.

Included in that current liability though is $8 million of FAS 133 hedge liabilities; we have marked the hedges to the fair market value on September 30 and they're out of the money so we reflect the marked value in there.

Bank debt was at $82 million at the end of the quarter. And then we had booked equity at $95.5 million. Our bank debt position currently, our borrowing base is $140 million; $65 million on the U.S. side, $75 million in Canada and that Canadian number is in terms of U.S. dollars.

Outstanding as of today we have $109 million outstanding. It's $39 million on the U.S. side, $70 million in Canada. The $39 million on the U.S. side includes $310,000 in letters of credit which are accounted for. That gives us total availability of $31 million. And Doug do you want to speak to the re-determination.

Douglas Miller:
Yeah. We've just met with our banks and they've gone over all the engineering. We are anticipating raising our bank credit facility to $165 million. That will include the acquisition that we announced last Monday. We are going to probably be adding two banks, so we'll have at least an eight bank group. We anticipate that to be $165 million, what is that U.S. and Canada? I think that's?
Doug Ramsey:	$82 million U.S., $83 million Canada.
Douglas Miller:
Right. And we're struggling, we'd like to make that $83 U.S. and $82 Canada but it's just coming out wrong. But anyhow that just shows you that, you know, we've had an asset build and, you know, that'll give us about $50 million dry borrowing powder going forward. And I think we're at the stage, what two or three weeks before closing?
Doug Ramsey:	Within the next couple of weeks we should have that buttoned up.
Douglas Miller:	Okay.
Doug Ramsey:	Pricing for the quarter, and this is without hedges built into it, oil we realized $25.82 a barrel, on the NGLs $17.43 a barrel. Gas was $2.46 an m. On an equivalent basis it was $3.11 an m.

On our hedging position to get everybody up to date on that, for the fourth quarter on the gas we have 2.2 Bcf hedged at an average price of $2.89. For calendar "03 per quarter we have 1.365 B's hedged per quarter and its flat all the way through and totals out at 5.46 B's for the year. And that price is $3.50 an m and that's flat across the entire year as well. We don't have any gas hedged beyond the end of cal. "03.

On the oil side for the fourth quarter this year, we have 222,000 barrels of oil hedged at $21.49. Next year we have 187,800 barrels hedged in each of the four quarters and that's flat and the price is also flat at $24.03 for all of cal. "03. In cal. "04 we did hedge some oil, 60,000 barrels per quarter for each of the four quarters in "04 and the price there is flat at $23.96 per barrel across the entire year.
Douglas Miller:
Okay, gas for "03 we've got about 40% hedged, does that include the acquisition, that's the PDP. And oil for "03 that's about 60% of our forecast PDP, I mean that's for "03 oil. And then "04 that's just about 20%.

We are anticipating hedging some more. We're just kind of waiting on the price as we take on debt as everybody knows we do and we're monitoring the hedging right now. I noticed before I logged in here gas and oil were both up a little. But we'll be monitoring prices at least in "03 and "04, okay.
We'll get back to questions on balance sheet and income statement, but right now I'd like Charles to go over operations for the quarter and for the year, Charles Evans.
Charles Evans:
Thanks Doug. Our third quarter volumes were about 6 Bcf equivalents that works out to about 330,000 barrels of oil, 86,000 barrels of natural gas liquid and 3.5 Bcf of gas. Our average daily rate was 66 million a day for the quarter and we're about 58% gas and 51% Canada, just a little bit above us right now.

As Doug said that is up 40% over the third quarter in 2001 and those increased volumes are primarily from Canada due to two acquisitions the PrimeWest and the Medicine River acquisitions and some significant projects, work-overs, re-completions on those newer acquisitions that the Canadian group has been doing throughout the last couple of quarters really.
So that gives us 12 consecutive quarters I believe of increased production and 18 of the 19 quarters since Doug bought the company have shown an increase in the production.

Our year-end exit rate we're forecasted to be right about 79 million giving it to you per day, so we still expect some growth for the fourth quarter and I'll get into the fourth quarter FD in just a minute.
Douglas Miller:	What was the third quarter average?
Charles Evans:	The third quarter average was 66 million a day.
Douglas Miller:	Right, right.
Charles Evans:
Some of the third quarter capital, we spent about almost $6 million. And the significant projects I would characterize as the Leon #3 drill well in Gomez Field in the U.S. And then work-overs and re-completions on the new acquisitions that I mentioned up in Canada.
For the other issues that are going on right now that are impacting us in the fourth quarter, I'll talk a minute about the Miami Corp. #35 and the DJ Basin Acquisition; those are certainly key.

But some of the other things that are happening is we are seeing some project delays both in the U.S. and Canada primarily related to the time that management and engineering has spent on the data room efforts and some deferral of projects that we just couldn't get completed before the data room process was scheduled to end, so we didn't want to have any projects hanging there.

We've also had a lot of time in the U.S. spent with our engineering team on the Miami Corp. # 35 blow out from some of our key management has been working pretty much non-stop on that since that happened October 1.

Up in Canada we are seeing some shut in and curtailed volumes primarily due to facility expansion delays, unscheduled third party plant down time in the Garrington area and new compression permit delays. And Craig will be available for a little more detail on that when we get into the questions.

In the acquisition Doug mentioned, the DJ Basin acquisition, we closed that recently. We'll have two months of production in the fourth quarter, about 26 Bcf equivalent is going to be added to the reserves.

And we're going to takeover about 100 to 110 wells. These are relatively shallow wells, 6,000 to 8,000 feet in the DJ Basin. And this will be a new core area. And we're excited about that and look forward to trying to grow some more in that area.

Let me give everybody an update on the Miami Corp. #35. We put out a press release in October on that, but just to go back a little bit. On October 1 the well blew out during a workover procedure. We were venting and flaring initially up to 20 million a day.

Sometime around October 12 we got the well controlled to the point where we could put it down the pipeline and we were producing 15 million a day at one point down the pipeline. We have been continually trying to choke that well back as much as possible, trying to limit the rate that we're producing. And we are now having the well down to about 6 million a day gross, 4.5 million a day net to our interest.

The reason we're trying to do that is the smaller volumes we can get the better chance we think we'll have on doing a pump-in kill procedure that we're currently evaluating. And if all the engineering work comes out we will probably attempt that the week after next.

If that pump-in is successful we will not have to drill the relief well, but we are planning and designing a relief well in the event that that's needed. But it's a rather expensive well to drill so we're hopeful that we can avoid that.

Of course that well produced for all of October and we're expecting a couple of weeks in November, so the Miami Corp. #35 we're expecting to be somewhere in the neighborhood of .2 to .3 Bcf for the quarter.
The DJ Basin properties we're expecting the two months that those are going to be on to contribute something in the neighborhood of .3 to .4 Bcf equivalent for the quarter.

Let me go ahead and go through the FD guidance for the fourth quarter. Our oil volumes are expected to be 340,000 to 360,000 barrels. Our NGL volumes about 95,000 to 105,000 barrels and our gas 4.1 to 4.3 Bcf; which gives us a total equivalent of 6.7 to 7.1 Bcf equivalent. That'll bring our total year up to somewhere in the neighborhood of 22.9 to 23.3 for all of 2002.
The related LOE numbers on the unit basis are expected to be $1.05 to $1.10 for just LOE. Taxes are about $0.15 to $0.20, DD&A $0.78 to $0.83, G&A $0.35 to $0.40 and interest expense $0.15 to $0.20.

Our gas is going to be a little bit higher; we'll be about 61% gas. And our U.S. volumes are up a little bit with the Miami Corp and the DJ and we'll be right at about 50% Canada, 50% U.S. in the fourth quarter we expect.
Douglas Miller:	Are you going to make a projection for "03 for these guys?
Charles Evans:	Okay, yeah. Our projection for "03 is 33 to 36 Bcf equivalents and that includes about almost 2 Bcf equivalents from the DJ Basin.
Douglas Miller:	Okay. I think our mid-year, we did a mid-year report. Did we put this out? We didn't. We're getting ready to. Our mid-year report shows 335 Bcf equivalents both for total Canada and U.S.
Charles Evans:	We'll add 26 to that.
Douglas Miller:	And we'll add 26 to that, so we're pushing 360 is what we're at.
Charles Evans:	Right.

Douglas Miller:
Okay. I guess we're down to me updating the deal and I've got lawyers all over here so I can't say what I really want to say. A lot of people would like to know where my bid stands. My bid is still on the table. I am waiting on the special committee and Merrill Lynch. They have set up a data room.

Merrill Lynch has been assigned a job to issue a fairness opinion and as far as that they are sending the books out to a lot of people and the data room is still open. And I expect from what I hear from the Merrill Lynch that will still that will continue to be open for another two to three weeks.

And so I expect at the end of that time if there is an indication from a third party that they'll bring it to the special committee and my group will begin negotiating with the special committee at that time. I'm not allowed to tell you if there's been anybody in. But you know it's still open, so I kind of expect a couple more people to show up.

You know my financing is still open. I have continued discussions with interested parties and as far as I am concerned it is in very good shape. Again that's about as much as I can say. With that I'm sure people have questions. Why don't we open it up to questions? (Elizabeth), are you ready for questions?
Operator:	Yes sir.
Douglas Miller:	Okay.
Operator:
At this time I would like to remind everyone in order to ask a question please press star then the number 1 on your telephone keypad. We'll pause for just a moment to compile the Q&A roster. Your first question comes from Barry Saghal) of Brean Murray and Company.
(Barry Saghal):	Gentlemen.
Douglas Miller:	Hi Barry.
(Barry Saghal):	How are you?
Douglas Miller:	You're in New York today, huh?
(Barry Saghal):
I am and it's going to be a nice long golf able weekend. And in regard to that would you share with us your views on gas pricing going into 2003? Also what's your view of the acquisition market out there?
Douglas Miller:
Let's start with the acquisition market. We are as busy as we've been in five years, which is really kind of unbelievable. We're seeing a lot of deals in the $10 million to $50 million range. And you know here we are with high commodity prices historically and low interest rates.

And we think this has a lot to do with the Aquillas and the Mirants and the Enron's and all of the people who were lending 100% to people with no money getting out of the market. Shell Capital was out selling their package, you know, they were a lender for a long time. With a big package, I think there's a couple $100 million. Aquilla had what their entire portfolio out in the market.

And so with them getting out two things are happening; we're seeing a lot of the deals that were financed coming back through the market and all of the $10 to $50 million deals are looking for partners or looking for financing. So I would say as we sit today, you know, six months ago Barry that package up in Canada we would have never even seen. I mean up in Denver.

The Denver office is looking at three or four deals right now up in the Rockies and the four corners areas and if we're competitive we'll just look at them the same way. So we're driving our engineers crazy. We actually have to sit down and not look at a lot of deals because we're so busy.

So we're picking the three or four top ones that we think we have a shot at, working on them. I think we put out two bids this week. One of them in the $30 to $40 million range and one of them in the $15 to $20 million range, you know, time will tell.

With gas, you know, we think that, you know, the one thing I'm worried about is that if oil comes down will that create a ceiling on gas. Other than that it is pure weather related right now. You can see it as it gets nice in New York and Chicago it comes in. We hear that there are record short positions out there from the financial players.

We had when it got cold up there, you know, you could see the spreads from Canada and the Rockies tighten and it happens literally over night. There continues to be big demand and I think one of the things that we're starting to see is that year over year production profiles on a lot of these large companies is way down.

I think the analysts and a lot of these companies forecast flat to slightly up production and it's coming in down a little to down a lot. So I expect to see gas price higher. As we get into the weather I think you're going to see some withdrawals that are unexpected and that really revolves around I don't think our production in the fourth quarter is going to be anything close to anybody expected.

You know last year we were producing 50 Bcf a day and I think we're down to 47 Bcf a day. That coupled with slight increase in electricity demand in spite of the soft economy should equate to more demand. You know I believe I talk to Boone a lot and he's also worried about, you know, as oil comes down is that going to put a ceiling on and that's what we're looking at right now. You know worst case, you know, over the short term if you guys keep playing golf in New York for the next couple of week's maybe we'll see gas at $3.00.
(Barry Saghal):	Okay.
Douglas Miller:	You know, what do you think?
(Barry Saghal):	I don't think that's why I talk with smart guys like you.
Douglas Miller:
You know the one thing we can do we have ten guys here we can go around the table and ask everybody to project their "03 and "04 and we'll have ten different answers, that's always the case. We're monitoring and because we're carrying $100 million of debt Barry we're anticipating doing some more hedging between now, you know, within the next 30 days.

(Barry Saghal):	Good enough. What might your strategy with regard to hedging? What's the max that you will do?
Douglas Miller:
We'll never hedge over 75% of PDP and as you can see, as we told you we're only 40% hedged in gas for "03, 60% for oil. So we'll probably, you know, if we get into Iraq and we get any bump I would expect us to increase our oil "03, "04 and maybe include some "05.

Gas, you know, we're a little less likely to hedge that over 40% hedge I would expect because of debt we'll be moving it up in the 60 to 75% range at least for "03 and we'll start looking at "04. Pretty flat, you know, it's a $3.80 to $4.00 curve for gas in "03, "04 and "05. Oil is backwardated a lot, you know, you're really getting into the $22 range in "04, "05 but we'll still hedge.
(Barry Saghal):	Okay, thank you.
Douglas Miller:	Okay, thank you.
Operator:	Again I would like to remind everyone if you would like to ask a question please press star then the number one on your telephone keypad.
Douglas Miller:	You guys are making it too easy. If there are no other questions, Ted do you have a question?
Ted Eubank:	Yeah but I'm going to wait and ask it later.
Douglas Miller:
Okay, again we're here if anybody has any questions feel free to call on operations call Charles, on any financials or balance sheet items or anything to do with the financial statements call Ramsey. And anybody that has anything to do about the deal don't call me because I can't talk. With that with no other questions we'll adjourn the meeting. Thanks guys.
Operator:	Thank you. This concludes today's EXCO Resources Third Quarter Earnings Release Conference Call. You may now disconnect.

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